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Exhibit 12.1

DynCorp International LLC
Exhibit 12.1 – Statement Regarding Computation of Ratios –
Fixed Charge Coverage Ratio

							Original Predecessor
	Successor			Immediate Predecessor

	Fiscal Year Ended

			49 Days Ended April 1, 2005	April 3, 2004 to Feb 11, 2005	Fiscal Year Ended April 2, 2004	21 Days Ended March 28, 2003	March 30, 2002 to March 7, 2003
(Dollars in thousands)	March 30, 2007	March 31, 2006

Income (loss) from continuing operations before income taxes	$56,291	$45,012	$(862)	$94,689	$51,284	$2,081	$30,839
Computation of fixed charges:
Interest expense and amortization of debt issue costs on all indebtedness	61,896	56,686	8,054	–	–	–	–
Interest factor on rent expense(1)	16,765	18,058	583	3,757	6,529	168	2,851

Total fixed charges	78,661	74,744	8,637	3,757	6,529	168	2,851

Income from continuing operations before income taxes and fixed charges	$134,952	$119,756	$7,775	$98,446	$57,813	$2,249	$33,690

Ratio of earnings to fixed charges	1.7	1.6	0.9	26.2	8.9	13.4	11.8

(1)
Amount included in fixed charges for rentals is considered by management to be a reasonable approximation of the interest factor.

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DynCorp International LLC Exhibit 12.1 – Statement Regarding Computation of Ratios – Fixed Charge Coverage Ratio